QUESTION-1

We note that you have three subsidiaries. Please revise to provide a materially complete discussion of the operations of each subsidiary and the corporate history of Groove, f/k/a Santo Mining, including when each entity was formed, when they became subsidiaries of the Company, and any consideration paid for each entity or other corporate transactions completed.

PAGE-3

BlackFlamingo Ventures, LLC

FEI/EIN: 92-3281193

Date of Incorporated: 04/11/2023

State of Incorporation: Florida

Director: Franjose Yglesias

Title: MRG

Consideration Paid: NONE

Formed and incorporated by the Company

Santo Blockchain Labs, Corp

FEI/EIN: 86-2642129

Date of Incorporated: 03/15/2021

State of Incorporation: Wyoming

Director: Franjose Yglesias

Title: MRG

Consideration Paid: NONE

Formed and incorporated by the Company

Santo Blockchain Labs of Colombia S.A.S

NIT: 901-614-506-9

Date of Incorporated: 02/065/2022

State of Incorporation: Medellin, Republic of Colombia

Representante Legal: Franjose Yglesias

Title: CEO

Consideration Paid: NONE

Formed and incorporated by the Company

QUESTION-2

We note your discussion centers around your ideas for your business, but does not address your efforts to date. Please expand your discussion to address how your assets and technology have contributed to your business and operations. Reconcile those assets and technologies to your financial statements.

PAGE-9 & PAGE-67

1.Intellectual Property (IP): Groovy proprietary centralized Hyperledger Fabric layer-1 blockchain software, along with its QR-NFT system design and associated algorithms, are in the final stages of application for a utility patent with the USPTO. This intellectual property represents significant value, encompassing hundreds of thousands of lines of logical code, and is foundational to Groovy Goods’ operations and future growth. The utility patent application reflects the significant development effort invested in this core technology and will be reflected as an intangible asset on the balance sheet. A third-party IP evaluation is planned for Q3 2025 to further assess the full scope and value of this technology.  This third-party evaluation, scheduled for Q3 2025, will follow the completion of the beta testing methodology phase. It will comprehensively assess the intellectual property, including code, technical documentation, and training materials. The evaluation will provide a detailed and objective assessment of the intangible asset’s value, and the findings will be reflected in future financial reporting and disclosure. This independent assessment is crucial for accurately reflecting the value of this foundational technology within the company’s financial statements.

2.Development Team: The employees who developed and implemented Groovy’s blockchain software and associated systems are a critical asset. Their salaries and benefits, along with related overhead costs associated with these employees, are reflected in operating expenses as detailed in the consolidated statements of operations. While the majority of the development team are full-time employees, the company also utilizes external software developers, graphic designers, and front-end UI/UX personnel. The costs associated with these outsourced personnel are also included in operating expenses. The company’s reliance on both internal and external expertise reflects its commitment to building a robust and functional technology platform for the cannabis industry.

3.Hardware: Our cloud base servers, computers, and other hardware used to support the blockchain network and associated software are physical assets and are reflected on our financials.

4.Software Licenses: The licenses for any software used in the development or operation of the system are recurring expenses, and also evident on our financials as business expenses.

5.Reduced Counterfeiting: The Groovy Platform is the foundation of the company and a significant, irreplaceable asset, primarily due to its robust capabilities in combating counterfeiting, reducing the prevalence of illicit grey and black markets, and assisting states in tracking cannabis sales for increased tax revenue. This platform accomplishes this through a meticulously tracked and verified product history, from cultivation to end-user sale. This detailed record-keeping, facilitated by the proprietary blockchain, significantly decreases the likelihood of counterfeit products entering the market, as each transaction and product attribute are immutably recorded. The platform’s transparency, therefore, supports a more regulated market, empowering states to accurately track sales, improve tax collection, and reduce revenue losses from illicit activities. This improved transparency in the cannabis industry ultimately strengthens its long-term sustainability and responsible growth.

6.Increased Sales: The Groovy Platform enhances consumer traceability, trust and transparency. This leads to increased sales volume and higher revenue for the company’s clients.

7.Improved Brand Reputation: Traceability, trust and transparency build a stronger brand image. This improvement can lead to increased brand value and higher customer lifetime value, which is less directly measurable than revenue for our clients.

8.Cost Savings: The reduction in counterfeit issues, improved supply chain visibility, and optimized inventory management should lead to cost savings which can improve profitability for our customers.

9.Enhanced Customer Loyalty: The reward program, supported by the Groovy blockchain, builds customer loyalty, leading to repeat business and higher lifetime customer value. This is another less direct element that leads to a better return on investment, for our clients.

QUESTION-3

We note your previous disclosures. We further note that you user a centralized layer 1 blockchain. Please clarify the blockchain network on which the NFTs are, or will be minted. Alternatively, to the extent you intend to mint your NFTs on a proprietary blockchain, disclose that in your filing and the risks and challenges related to developing and maintaining the blockchain, and provide more details regarding the Inter-Blockchain Communication Protocol. In addition, we note that you offer, or intend to offer bespoke blockchain products as one of your product offerings. Please revise to clarify whether you have created any proprietary or unique blockchains and associated crypto assets, and whether you currently hold or intend to hold any crypto assets as a part of your business.

PAGE-4 & PAGE-62

Sub-Question 3(a)

The Groovy platform system leverages a private, centralized, permissioned, layer-1 blockchain network custom-built in the Hyperledger Fabric. This blockchain is specifically designed and controlled by the company. NFTs (QR-NFTs) are minted and managed on this dedicated private blockchain, not a public blockchain. Crucially, these QR-NFTs are not cryptocurrencies and do not have independent tradable or economic value. They exist solely within the confines of the company’s controlled blockchain ecosystem, for the purpose of traceability, and authentication, and includes manufacture/brand information, state information, dispensary information, and laboratory information, to consumers.

Advantages of a Private Centralized Layer-1 Blockchain:

1.Control and Security: The central nature of the blockchain grants the manufacturer or consortium full control over the system, ensuring security, regulatory compliance, and data privacy. Access is rigorously controlled and permission-based.

2.Scalability (for limited participants): A private blockchain is tailored to the specific needs of the participating entities, optimizing throughput and responsiveness for a manageable number of transactions and users.

3.Customization: The architecture allows for fine-grained control over data structures, smart contracts, and access rights, enabling a highly customized solution that precisely meets the requirements of the cannabis industry.

4.Compliance: The system can be meticulously tailored to meet regulatory requirements concerning product traceability, handling, and origin verification in various jurisdictions.

Sub-Question 3(b)

Groovy’s QR-NFTs are not cryptocurrencies, nor are the tradable. They are unique digital identifiers tied to specific cannabis products, with their associated information stored immutably on our Private Centralized Layer-1 Blockchain. The key difference from cryptocurrencies is that QR-NFTs have no independent value beyond their representational function within Groovy’s system. They are not tradable, and this prevents the unauthorized transfer of product ownership information.

The “Howey” test, a legal framework for determining investment contracts, is not directly applicable to Groovy’s QR-NFTs. The Howey test’s criteria-fungibility, scarcity, utility, and investment-relate to the characteristics of cryptocurrencies and digital assets operating within independent marketplaces. Groovy’s QR-NFTs are not cryptocurrencies, and therefore do not possess independent fungibility, scarcity, or a market-driven exchange value. Instead, they function as unique identifiers within a controlled system designed to authenticate products. Furthermore, Groovy’s QR-NFTs do not trigger the conditions of the Howey test because they are not offered or marketed as an investment product. They are solely utilized as a verifiable record of product attributes. The application of the Howey test criteria is inappropriate in this context.

Groovy’s private, centralized, permissioned layer-1 blockchain, coupled with QR-NFTs, provides a secure and transparent system for authenticating cannabis products.  The same fundamental principles of provenance and verification could be easily adapted to the health and beauty industry, the over-the-counter medications and other regulated pharmaceuticals, offering an enhanced level of safety and traceability.  This framework safeguards data integrity and facilitates compliance by recording and verifying product provenance, handling, and testing throughout the supply chain. The design enables a robust consumer reward program, yet crucially, QR-NFTs are not intended for trading or speculative investment, avoiding complexities associated with cryptocurrency markets. This structure simplifies regulatory considerations across multiple sectors, while preventing potential misuse or speculation.

Sub-Question 3(c)

Groovy’s Proprietary Centralize Hyperledger Layer-1 Blockchain, while primarily a private, centralized ledger for product authentication and reward programs, will leverage the Inter-Blockchain Communication (IBC) protocol to seamlessly communicate with legacy decentralized blockchains. This will enable access to detailed product information held on those decentralized networks, from clients.

Groovy’s IBC-enabled integration will function as follows:

1.Data Aggregation: When a user scans the QR-NFT tag associated with a specific cannabis product on Groovy’s platform, the system initiates a request to the relevant legacy blockchain. This query targets specific smart contracts or data repositories on the legacy blockchain containing comprehensive product details.

2.IBC Communication: The IBC protocol facilitates the secure and efficient communication between Groovy’s blockchain and the legacy blockchain. Encrypted messages containing the product’s unique identifier are sent via IBC channels.

3.Data Retrieval: The legacy blockchain, upon receiving the request, verifies the origin and validity of the message using predefined IBC security measures and returns the requested product information. This process is validated within the security confines of the respective blockchain.

4.Data Validation and Consolidation: Groovy’s system validates the received data against established internal data sets and protocols, ensuring consistency and accuracy. This includes checking the integrity of the data received from the legacy blockchain, confirming the source and ensuring the data is compatible with the Groovy system.

5.Data Presentation: The consolidated product data, presented on Groovy’s platform in a user-friendly format, is applicable not only to the cannabis industry but also to the health and beauty care industry, over-the-counter (OTC) medication, and the regulated pharmaceutical industry. This detailed information, encompassing product specifics like origin, manufacturing processes, and certifications, becomes a crucial tool for consumers and regulators in any regulated industry. For example, in the health and beauty care industry, consumers can verify the source of ingredients and manufacturing standards, fostering transparency and trust. In the OTC medication sector, access to verifiable manufacturing details, batch numbers, and expiration dates enhances consumer safety and helps track products throughout the supply chain, improving product quality and preventing counterfeiting. The pharmaceutical industry, with its stringent regulatory requirements, will benefit from this type of comprehensive traceability, offering improved verification of authenticity and quality control in the manufacturing process, all critical to consumer protection. This standardized data format, implemented consistently across various sectors, facilitates regulatory compliance and bolsters consumer confidence.

6.Simplified User Experience: The consumer can then access this comprehensive product information without needing to interact with different blockchains or decentralized applications (dApps). Groovy’s platform acts as a unified entry point, providing a streamlined and user-friendly experience.

7.Interoperability: This method fosters interoperability between the private, centralized Groovy system and the broader, decentralized ecosystem of cannabis product information. This provides a broader view of product origins and certifications for the consumer and strengthens the overall value proposition of Groovy’s platform.

This IBC-enabled data transfer not only enhances Groovy’s value proposition but also exemplifies a best-practice approach for interoperability in a multi-blockchain environment.

Sub-Question 3(d)

Groovy’s proprietary, private, permissioned layer-1 blockchain, designed for the cannabis industry, employs a modular architecture adaptable to other regulated sectors. Its core strength lies in its secure, immutable ledger, enabling verifiable product provenance and supply chain tracking. This technology, using cryptographic hashing and secure consensus mechanisms, ensures the integrity of data from cultivation to consumer. This feature is crucial for mitigating risks in various sectors, including:

•Cannabis: Combating counterfeiting, enhancing transparency, enabling accurate sales tracking, and facilitating compliance with state regulations.

•Health and Beauty: Verifying ingredient authenticity and manufacturing processes, strengthening supply chain management, and addressing product safety concerns.

•OTC Medications: Ensuring product integrity, validating expiration dates, and tracking product movement through the supply chain for enhanced safety and accountability.

•Pharmaceuticals: Verifying drug authenticity, tracking distribution networks for regulatory compliance, and improving traceability for safety and security.

The blockchain’s design facilitates the integration of specific data points, such as testing results and handling procedures, into a unified, auditable record. This modularity allows the addition of custom “Centralized Applications” (CAPs) for unique functionalities within each industry. Each CAP is tailored to specific data requirements, regulatory standards, and consumer needs. The use of standardized data formats across platforms ensures seamless integration and robust data validation across the entire ecosystem.

Crucially, the blockchain’s non-fungible token (NFT) implementation is not intended for trading or independent crypto-asset functionality. QR-NFTs serve exclusively as unique identifiers within the Groovy platform. This prevents the platform from becoming subject to the volatility of crypto markets and simplifies regulatory compliance. The system’s focus remains on secure record-keeping and verification, rather than financial transactions, making it suitable for the unique requirements of regulated industries while maintaining clarity and simplicity for all stakeholders.

QUESTION-4

We note that you had no revenue for the fiscal year ended December 31, 2023 and very limited revenue as of September 30, 2024. Please revise throughout to more clearly discuss the current status of each of your products, including whether they are commercially available, and to provide balancing language that clarifies which aspects of your business are aspirational and which are operational.

PAGE-9 & PAGE-67

The initial phase of the project involved meticulously gathering of user requirements in the cannabis industry and defining the scope of the Groovy platform. This involved extensive consultations with stakeholders across the cannabis industry, focusing on identifying pain points, desired functionalities, and key use cases. Requirements included specific authentication mechanisms, transparent supply chain tracking, and the establishment of a user reward system. These requirements were meticulously documented and translated into detailed design specifications, defining the system architecture, data models, and the specific functionalities for both internal and external users. This foundational work formed the blueprint for the technical design, laying the groundwork for the subsequent development stages.  This phase is done

The design phase focused on translating the documented user requirements into a technical architecture, selecting appropriate technologies (in this case, a Hyperledger Fabric-based private blockchain), and crafting custom smart contracts to meet the platform’s unique needs. This included defining the structure of the blockchain, the data models for storing product information, the logic for handling user interactions, and the design for integrating with legacy systems. Throughout this stage, thorough testing of the design was performed, and adjustments were made based on simulated performance and security assessments. Thorough documentation of all design decisions and technical specifications was crucial for the smooth transition into development. This phase is done

Now, the Groovy platform is entering the beta testing phase, a critical step before full production. This phase involves testing the platform with a select group of real users under realistic conditions. The focus is on identifying bugs, performance bottlenecks, and usability issues before wider deployment. Feedback from beta testers is rigorously collected and analyzed, allowing for iterative improvements and refinement of the platform before launching into a full production environment. The goal of beta testing is to minimize issues in production, ensuring a robust and user-friendly experience for all future users and maintaining a high degree of security and functionality.

The company has been developing over the last 18 months, the Groovy platform as a private, permissioned blockchain platform like Groovy, built on Hyperledger Fabric and incorporating custom smart contracts, presents significant technical hurdles. The core challenge lies in integrating diverse contract types, such as ERC-1155, ERC-725X/Y, and ERC-375, which are designed for different blockchain ecosystems, into a Fabric-based network. This requires complex bridging logic and careful consideration of transaction efficiency. Furthermore, achieving optimal performance and scalability is paramount as the platform scales, particularly concerning data transfer between legacy systems (e.g., dispensary POS systems) and the blockchain.

A critical aspect is the inherent complexity of custom smart contracts designed to meet the platform’s specific needs, such as tracking strain information, verifying product provenance, and implementing reward systems. Errors or vulnerabilities in these contracts can have serious implications for the platform’s users and operations. Robust testing, auditing, and ongoing maintenance are essential. Furthermore, specialized expertise in both Fabric and the external contract standards (like ERC-standards) is required throughout the development and maintenance lifecycle.

Security considerations are crucial. The platform must implement strong access control mechanisms to manage various user roles and permissions, especially when dealing with sensitive data like strain information and consumer transaction details. Data validation and auditing processes must be meticulously designed to ensure the integrity and accuracy of information. This includes securely bridging data from existing external systems, maintaining data consistency across different data stores and preventing unauthorized access.

Maintaining and scaling the platform requires a dedicated team with strong technical expertise in both Hyperledger Fabric and the specific smart contracts used. Ongoing support and maintenance, along with the ability to adapt to regulatory changes and emerging technological advancements, are essential factors. The inherent complexity of the system requires a significant investment in skilled personnel and resources to successfully develop, maintain, and scale the platform.

QUESTION-5

Please revise your risk factors to include the risks associated with operating in the cannabis industry.

PAGE-1 & PAGE-69

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

THERE ARE CONFLICTS IN FEDERAL AND STATE REGULATIONS RELATED TO CANNABIS.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

BANKING DIFFICULTIES

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company. Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry.

LIMITED SERVICES

Groovy’s current focus is on our innovative Platform as a Service (PaaS), along with the development of QR_NFT Tags and a partner rewards program designed to combat counterfeit cannabis products and empower consumers. While we are not directly subject to specific governmental regulations at this time, we anticipate that as our offerings expand and evolve, we may become subject to regulations governing the cannabis industry.

The United States federal government regulates drugs in large part through the Controlled Substances Act, or CSA. Marijuana, which is a form of cannabis, is classified as a Schedule I controlled substance. As a Schedule I controlled substance, the Federal Drug Enforcement Agency, or DEA, considers marijuana to have a high potential for abuse with no currently accepted medical use in treatment in the United States (except as disclosed below for epilepsy and related syndromes) and a lack of accepted safety for use of the drug under medical supervision. According to the U.S. federal government, cannabis having a concentration of tetrahydrocannabinol, or THC, greater than 0.3% is marijuana. Cannabis with a THC content below 0.3% is classified as hemp. The scheduling of marijuana as a Schedule I controlled substance is inconsistent with what we believe to be widely accepted medical uses for marijuana by physicians, researchers, patients, and others. Moreover, as of November 30, 2020, and despite the clear conflict with U.S. federal law, 38 states and the District of Columbia have legalized marijuana for medical use, while 24 of those states and the District of Columbia have legalized the adult use of cannabis for recreational purposes.

Marijuana is largely regulated at the state level in the United States. State laws regulating marijuana are in conflict with the CSA, which makes marijuana use and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use marijuana production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia is illegal. Although our activities currently do not involve any products that contain THC and we are compliant with the applicable state and local laws in states where we do business, should we enter into a new area that involves THC products, strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under United States federal law nor provide a defense to any federal criminal action that may be brought against us.

In 2013, as more and more states began to legalize medical and/or adult-use marijuana, the federal government attempted to provide clarity on the incongruity between federal law and these state-legal regulatory frameworks. Until 2018, the federal government provided guidance to federal agencies and banking institutions through a series of DOJ memoranda. The most notable of this guidance came in the form of a memorandum issued by former U.S. Deputy Attorney General James Cole on August 29, 2013, which we refer to as the Cole Memorandum.

The Cole Memorandum offered guidance to federal agencies on how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states and quickly set a standard for marijuana-related businesses to comply with. The Cole Memorandum put forth eight prosecution priorities:

1.Preventing the distribution of marijuana to minors;

2.Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

3.Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

4.Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

5.Preventing violence and the use of firearms in the cultivation and distribution of marijuana;

6.Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

7.Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

8.Preventing marijuana possession or use on federal property.

On January 4, 2018, former United States Attorney General Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys, which we refer to as the Sessions Memo. Rather than establishing national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under state law, the Sessions Memo simply rescinded the Cole Memorandum and instructed that “[i]n deciding which marijuana activities to prosecute... with the [DOJ’s] finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions.” Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

Under President Biden, Merrick Garland serves as Attorney General in his administration. It is not yet known whether the Department of Justice under President Biden and Attorney General Garland will re-adopt the Cole Memorandum or announce a substantive marijuana enforcement policy.

Nonetheless, there is no guarantee that state laws legalizing and regulating the sale and use of marijuana will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to marijuana (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole memorandum, enforcement priorities are determined by respective United States Attorneys.

QUESTION-6

Please describe the risks relating to holding the NFTs, including any risks and challenges related to the storage or custody of the NFTs.

PAGE-10 & PAGE-68

Groovy’s proprietary, centralized Hyperledger Fabric layer-1 blockchain is designed specifically for the cannabis industry, not as a general-purpose cryptocurrency platform. Crucially, the QR-NFTs implemented on this blockchain are not financial assets, nor are they intended for trading or collection in the traditional sense. These NFTs are proprietary smart contracts unique to the Groovy platform. They serve solely as immutable digital identifiers for cannabis products, containing detailed product information (provenance, testing results, handling history). This information is crucial for authentication and traceability. No external exchange or transfer of these NFTs is possible, unlike typical crypto-NFTs, as the blockchain is designed to be permissioned and not accessible to the general public for these types of transactions. This design choice ensures the immutability of the records related to each product.

The critical function of Groovy’s blockchain is its role in deterring counterfeiting. By maintaining all NFT records on the private, centralized layer-1 blockchain, Groovy ensures that each product’s authenticity can be readily verified. The unique identifier embedded within the QR-NFT is tied to the immutable data held on the blockchain. Anyone scanning the QR code is immediately connected to this detailed record, showcasing the product’s entire history and validation. This approach makes it virtually impossible to produce or distribute counterfeit products while maintaining an efficient and transparent validation process within the specific industry. The blockchain’s immutability ensures that once information is on the record, it cannot be altered or deleted, preventing fraudulent tampering.

The non-transferable and non-financial nature of these QR-NFTs is a deliberate design choice. Groovy prioritizes the integrity and security of the blockchain’s role in authentication. By restricting the NFT’s utility to product identification, the platform simplifies the verification process for consumers and reduces the risk of fraud. These NFTs are purely transactional identifiers within the Groovy ecosystem. They facilitate the establishment of a secure and tamper-proof record of product attributes, aiming to deliver unparalleled transparency and authenticity within the cannabis industry.

QUESTION-7

Please add risk factor disclosure acknowledging that your auditor, Olayinka Oyebola & Co. (Chartered Accountants), and its principal, Olayinka Oyebola, have been charged by the Securities and Exchange Commission with aiding and abetting violations of the antifraud provisions of the federal securities laws. Acknowledge that the relief sought includes potential civil penalties as well as permanent injunctive relief, including an order permanently barring your auditor from acting as an auditor or accountant for U.S. public companies or providing substantial assistance in the preparation of financial statements filed with the Securities and Exchange Commission. Explain how such charges and such penalties, if imposed, would impact you and any investment in your securities. Refer to the Securities and Exchange Commission’s press release, available at https://www.sec.gov/newsroom/pressreleases/ 2024-157.

PAGE-18 & PAGE-75

The company faces a significant risk related to the September 30, 2024, SEC charges against Olayinka Oyebola and their accounting firm for alleged aiding and abetting fraud by a client, Mmobuosi Odogwu Banye. While Mr. Oyebola and the accounting firm have not yet been found liable, the pending charges create a material risk to the company. This risk includes potential legal ramifications, reputational damage, and financial penalties if the accusations are substantiated. Should Olayinka Oyebola or the accounting firm be found culpable, the company will immediately terminate its engagement with them and contract a new accounting firm, in accordance with standard operating procedures and SEC regulations. The ongoing investigation and potential for future legal proceedings represent a significant uncertainty for the company.

QUESTION-8

Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

PAGE-20 & PAGE-91

The Company, anticipates requiring a minimum of $350,000 dollars in funding to sustain operations for the next 12 months, commencing 01/01/2025. This figure accounts for the anticipated monthly cash needed of $30,000, the projected expenses associated with the upcoming beta testing and physical QR-NFT tag deployment phases, excluding director compensation. This deployment phase, estimated to require six months, will be followed by a two-month period for documentation and production preparation. Current capital resources are insufficient to fully fund the entire project timeline, and the company’s ability to achieve full deployment within twelve months is contingent upon securing the necessary funding. Failure to secure sufficient capital will negatively impact the projected rollout schedule.

QUESTION-9

Expand your results of operations discussion to address what efforts and costs you have incurred to date to develop your Platform-as-a-Service (PaaS) technology.  Disclose where those costs are included in your consolidated statement of operations.

PAGE-24

The Company has incurred substantial costs in developing its proprietary, centralized Hyperledger Fabric layer-1 blockchain technology, a foundational component of its Platform-as-a-Service (PaaS) offering. These expenditures, totaling $534,779 for the nine months ended September 30th 2024, are detailed in our consolidated statements of operations F-2 filed with the SEC as part of Form 10. The development has spanned 18 months, leveraging a team of six full-time software developer employees, and utilizing external outsourcing resources for front-end design and user interface/user experience (UI/UX) design. These costs have included salaries, benefits, and associated overhead expenses of the development team. External fees for UI/UX design and development outsourcing are also reflected in these consolidated statements. While efforts have been made to optimize resource allocation and manage expenses effectively, these costs remain a significant aspect of the company’s ongoing operational expenditures.

QUESTION-10

Please discuss the source of your revenue for the nine months ended September 30, 2024.

PAGE-24

For the 9 months ended September 30, 2024, The Company has not generated any revenue. The company’s primary source of funding during this period has been debt financing from private investors, rather than revenue from operations. This is a typical stage for a development-focused company, as revenue generation is anticipated to occur once the platform is fully operational and ready for commercial deployment. This period has been dedicated to the development of the proprietary platform, including the design, implementation, and testing of the core blockchain technology, the accompanying smart contracts, and the integration with external systems.

QUESTION-11

Please discuss what your management fee of $337,500 relates to for the nine months ended September 30, 2024. Explain why there was no management fee for the year ended December 31, 2023.

PAGE-25

To mitigate tax liabilities and reduce costs associated with our foreign-owned entity status in Colombia, we reclassified certain funds. Specifically, for the year ended December 31, 2023, incoming funds to our Colombian subsidiary were reclassified from General and Administrative Expenses to Management Fees, as advised by our Colombian accounting firm. This adjustment resulted in no reported management fees for 2023. However, for the nine months ended September 30, 2024, General and Administrative Expenses totaled $72,639. This reclassification, while complying with Colombian tax regulations.  Further details regarding this reclassification are available in Schedule F-22 and F-2 of our financial statements.

QUESTION-12

We note your disclosure that “Rent expenses decreased by approximately 66% due to the Company executing new leases.” Please clarify why executing new leases would result in a decrease in rent expense.

PAGE-25

To address ongoing financial constraints, the company has implemented measures including renegotiated software development and outsourcing agreements, reduced tax liabilities, and optimized operational and lease arrangements. This includes a reduction in office space, moving from a Stratus 6 to a Stratus 3 location. These adjustments are intended to optimize resource allocation and mitigate financial risks. The company prioritizes strategies to reduce expenses while maintaining essential operational efficiency.

QUESTION-13

We note that your officers and directors have been or are currently involved in numerous blockchain projects or the management of other entities. In an appropriate location, please revise to provide a concise discussion regarding the outside activities of your officers and directors, and any potential conflicts of interest.

PAGE-30

Mr. Marc Williams, the only director previously involved in blockchain projects (co-founding CapturePlay in 2013), is no longer involved in any blockchain or cryptocurrency projects. Furthermore, current director and employment agreements preclude the directors or C-level employees from engaging in any blockchain or cryptocurrency projects, the company has no other directors with relevant experience in this sector.

QUESTION-14

We note that you have two classes of voting securities, common stock, and Class A Preferred Stock issued and outstanding. Please revise your beneficial ownership table to include each class of voting securities and add a column to show the total percentage of voting power held by each person listed in the table. In addition, be sure to include each person known by the company to be the beneficial owner of more than 5% of the Company’s outstanding common stock. Refer to Item 403 of Regulation S-K.

PAGE-28

Name	Position	Number of	Share	Number of	Share	Percent
		Shares	Type	Shares	Type
Franjose Yglesias	CEO, Director	150,000,000	Preferred A	0	Common	30%
Marc Williams	COO, Chairman	150,000,000	Preferred A	0	Common	30%
Kevin Jodrey	CCO, Director	50,000,000	Preferred A	0	Common	10%

No other individual or entity holds more than 5% of common and or preferred.

QUESTION-15

Please revise your disclosure regarding related party transactions to provide information pursuant to the threshold set in Item 404(d)(1) of Regulation SK applicable to smaller reporting companies, where the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year-end for the last two completed fiscal years.

PAGE-52

 During the nine months ended September 30, 2024 and the year ended December 31, 2023, the company entered into the following related party transactions that exceeded the threshold set forth under Item 404(d)(1) of Regulation S-K for smaller reporting companies.  The calculated threshold for disclosure under Item 404(d)(1) was $2,715, determined as the lesser of $120,000 or 1% of the average of the Company’s total assets at September 30, 2024 and 2023.

The following statement has been added to Note 10. Related Party Transactions on page 96. During the years ending December 31, 2024 and 2023, the company entered into the following related party transactions that exceeded the threshold set forth under Item 404(d)(1) of Regulation S-K for smaller reporting companies.  The calculated threshold for disclosure under Item 404(d)(1) was

$3,187, determined as the lesser of $120,000 or 1% of the average of the Company’s total assets at year-end for December 31, 2023 and 2022.

QUESTION-16

Please explain why intellectual property was not amortized for the nine months ended September 31, 2024 and or revise accordingly.

ACCOUNTANTES RESPONSE

The intellectual property in question was not amortized during the nine months ended September 30, 2024, based on our assessment under ASC 350, Intangibles-Goodwill and Other. Specifically:

1.Assessment of Useful Life: During the evaluation process, we determined that the intellectual property has an indefinite useful life as it is not subject to foreseeable limits on the period of time over which it is expected to contribute to our cash flows. This determination was based on understanding that the intellectual properties are inextricably linked to the core platform functionalities -- facilitating product authentication and data tracking -- their standalone value and independent revenue-generating potential are deemed minimal and the value will not diminish.

2.Amortization Policy: As per ASC 350-30-35, intangible assets with indefinite lives are not amortized but are subject to annual impairment testing. Accordingly, no amortization expense was recorded for this intellectual property during the nine-month period.

3.Impairment Testing: The Company has actively invested in integrating these technologies with its blockchain platform over the past 18 months. This integration has significantly altered the nature and operational role of these assets, impacting their inherent standalone value and revenue generation.

Based on the above, the decision not to amortize the intellectual property aligns with the applicable accounting standards.

QUESTION-17

Please explain why “original convertible debt discount” is recorded as a debit to additional paid in capital. Refer to your basis in accounting literature.

ACCOUNTANTES RESPONSE

The accounting treatment for the “original convertible debt discount” as a debit to additional paid-in capital (APIC) is based on the applicable guidance under ASC 470-20, Debt-Debt with Conversion and Other Options.  The convertible debt instrument issued includes an embedded beneficial conversion feature (BCF) because the intrinsic value of the conversion option exceeded the allocated proceeds from the issuance of the debt. Under ASC 470-20-25-5, the value of the BCF is determined at issuance and is recognized as discount on the debt and equity.  In accordance with ASC 470-20-25-2 through 25-5, the proceeds received from the issuance of convertible debt were allocated between the liability and equity components.  The debt discount and associated derivative liability were determined using the Black-Scholes model.  The debt discount represents the allocation to the equity component and resulted in a debit to APIC.

The recording of the original convertible debt discount as a debit to APIC aligns with the guidance in ASC 470-20.

QUESTION-18

Please explain why stock issued for debt conversion is included in cash flows from operating activities. Tell us how you considered the guidance in ASC 230-10-50-3 through 50-6.

ACCOUNTANTES RESPONSE

Upon further review, we acknowledge that the stock issued for debt conversion was incorrectly included in cash flows from operating activities.  We have revised our cash flow statement to ensure compliance with ASC 230.

QUESTION-19

You disclose on page 21 “Rent expenses increased by approximately 172% due to the Company executing new leases.” However, you do not include lease disclosure in accordance with ASC 842. Please revise accordingly.

PAGE-24 & PAGE-28

The company’s former office space in El Poblado, Medellín, Colombia, encompassing approximately 1,200 square feet, accommodated a team of approximately six to ten employees and contractors. This space included common work areas, a kitchen, a dedicated meeting room, and a gaming area. The facilities were considered adequate for the company’s operational needs, supporting collaboration and project work.

In August 2024, to reduce costs and implement a more flexible work model, the company relocated to a smaller office in Bogotá, Colombia. The company’s newly leased office space in Bogotá, Colombia, is approximately 350 square feet. This smaller space accommodates a team of 3-6 employees and/or contractors and shares common areas like a kitchen and restrooms with other tenants. The revised facilities reflect the company’s adjusted staffing levels and its shift toward a more flexible work model, including remote work options

QUESTION-20

We note your line items “Derivative Liability” and “Change in derivative” have material balances. However, your disclosure on page F-35 is general and does not explain your specific derivatives. Please disclose each derivative included in these line items and describe how the balances were calculated. Your disclosure should include specific judgments and assumptions made and refer to your basis in accounting literature.

PAGE-52

The following disclosure was added to the notes to the financial statements for the years ended December 31, 2023 and 2022.

NOTE 8. DERIVATIVE LIABILITY

The fair value of the Company’s derivative liabilities is estimated at the issuance date and is revalued at each subsequent reporting date. The Company estimates the fair value of these instruments using the Black-Scholes pricing model. The significant assumptions used in estimating the fair value include the exercise price, volatility of the stock underlying the instrument, risk-free interest rate, estimated fair value of the stock underlying the instrument and the estimated life of the instrument.

A summary of the activity of the derivative liability for the notes above is as follows:

	December 31, 2023	December 31, 2022
Balance at Beginning of period	$1,805,962	$320,524
Increase in derivative due to new issuances	561,443	349,355
Derivative income due to mark to market adjustment	(142,783)	1,136,083
Balance at end of period	$2,224,622	$1,805,962

A summary of quantitative information about significant unobservable inputs (Level 3 inputs) used in measuring the Company’s derivative liability that are categorized within Level 3 of the fair value hierarchy as of December 31, 2023 and 2022 is as follows:

Inputs	December 31, 2023	December 31, 2022	Initial Valuation
Stock price on the valuation date	$0.00001	$0.0001	$0.0001 – 0.0001
Conversion price	$0.000005	$0.00005	$0.00005
Risk-free interest rate	3.36% - 5.27%	2.45% - 4.66%	2.45% - 5.14%
Years to maturity	0 – 1	0 – 1	1
Volatility (annual)	143%	106%	150% – 480%

The following disclosure was added to the notes to the financial statements for the nine months ended September 30, 2024.

NOTE 7. DERIVATIVE LIABILITY

The fair value of the Company’s derivative liabilities is estimated at the issuance date and is revalued at each subsequent reporting date. The Company estimates the fair value of these instruments using the Black-Scholes pricing model. The significant assumptions used in estimating the fair value include the exercise price, volatility of the stock underlying the instrument, risk-free interest rate, estimated fair value of the stock underlying the instrument and the estimated life of the instrument.

A summary of the activity of the derivative liability for the notes above is as follows:

	September 30, 2024	December 31, 2023
Balance at Beginning of period	$2,224,622	$1,805,962
Increase in derivative due to new issuances	1,576,141	561,443
Derivative income due to mark to market adjustment	(728,433)	(142,783)
Balance at end of period	$3,072,330	$2,224,622

A summary of quantitative information about significant unobservable inputs (Level 3 inputs) used in measuring the Company’s derivative liability that are categorized within Level 3 of the fair value hierarchy as of September 30, 2024 and December 31, 2023 is as follows:

Inputs	September 30, 2024	December 31, 2023	Initial Valuation
Stock price on the valuation date	$0.00001	$0.00001	$0.0001 – 0.0001
Conversion price	$0.000005	$0.000005	$0.00005
Risk-free interest rate	1.79% - 5.39%	3.36% - 5.27%	2.45% - 5.14%
Years to maturity	0 – 1	0 – 1	1
Volatility (annual)	240%	143%	150% – 480%

QUESTION-21

Please disclose the useful life and amortization of each of your intangible assets. Also, the disclosed total as of December 31, 2022 does not agree with the corresponding balance reported on your Consolidated Balance Sheet for December 31, 2022. Please revise accordingly.

ACCOUNTANTES RESPONSE

The Company has not recorded amortization for its intangible assets. The word amortization has been removed. The Intangible assets disclosure has been updated accordingly.

QUESTION-22

You state that share-based expense was $0 and $0 for the years ended December 31, 2023 and 2022, respectively. However, according to your Consolidated Statements of Cash Flows, you recorded $480,800 for stock to be issued for accrued compensation. Disclose how you accounted for this share-based compensation expense and revise accordingly. Disclose how this expense is reflected in your Consolidated Statement of Operations.

PAGE-53

The issuer has not issued any shares for the above-mentioned transaction.  The following disclosure has been added to Note 11. Related Party Transactions.

On October 1, 2023 Mr. Franjose Yglesias agreed to accept the Company’s common stock for the forgiveness of $480,800 in accrued compensation.  The shares are to be issued upon successful completion of a form 10 filing and subsequent full reporting status.  The accrued compensation has been reduced by $480,800 and Stock to be issued has been credited in the equity section of the Balance sheet.  The number of shares will be determined at the time of issuance with an aggregate value of $480,00.

QUESTION-23
Please explain why your intangible assets, SKULLYS® and DNATags® are not discussed in your Business sections or your MD&A.

The intangible assets, SKULLYS® and DNATags®, are not discussed in the business section or MD&A primarily because their current role is integrated into the core functionality of Groovy’s proprietary blockchain platform and are not presented as separate, stand-alone revenue-generating entities. While SKULLYS® and DNATags® represent valuable intellectual property, their value proposition is primarily derived from their function within the blockchain platform, which facilitates product authentication and data tracking. The focus of the business section and MD&A is on the overall platform, its intended use cases, and its strategic positioning within the market, rather than detailing the individual components that comprise the platform. In essence, the intangible assets are treated as integral parts of the core operating technology, rather than independent revenue streams in their own right.

The company has invested considerable resources in the retooling and integration of SKULLYS®, DNATags®, CHIMBA Blockchain, and VoyCare (a telemedicine software developed since 2019) over the past 18 months. These efforts have primarily focused on aligning these technologies to the core functionality of the proprietary blockchain platform. This integration process has been a key driver in developing the unique capabilities of the blockchain platform, allowing it to manage and track specific types of data and interact with various aspects of the business. This integration has significantly altered the nature of these intangible assets, making their standalone financial assessment less relevant to the overall platform’s operational performance and market position.

Groovy’s 2024 Audited year-end financial statements will incorporate the Platform-as-a-Service (PaaS) and its related intangible assets, such as SKULLYS® and DNATags®, as integral components of the company’s operations. These assets are not presented as separate entities with independent revenue streams, but rather as foundational elements of the overall platform technology. Their value is realized through the platform’s functionalities, including product authentication, supply chain tracking, and reward systems. The incorporation of these assets into the 2024 financial statements will reflect their integration into the company’s core operations.

QUESTION-24

Disclose the amortization period and balances for your intangible assets.

The issuer has not amortized intangible assets.

ACCOUNTANTES RESPONSE

Please see response to Questions, 16 and 21.

QUESTION-25 PAGE-

We note several of your convertible notes are past maturity date. Please disclose if you are in default. If so, your default status should be prominently disclosed at the forefront of your filing, in the Liquidity section of the MD&A, and wherever you discuss your going concern status.

ACCOUNTANTES RESPONSE

The following sentence has been added to the going concern: All convertible notes payable are in default as of December 31, 2023 and 2022, respectively. See Note6, Convertible Notes Payable for further information.

In addition, The issuer has disclosed the default under Note 6. Convertible Notes Payable.  Please see the following footnote to Note 6.

Per footnote 2, all convertible notes payable are in default as of September 30, 2024, December 31, 2023 and December 31, 2022, respectively.

Footnote 2 – Cross-Default. Upon the occurrence and during the continuation of any Event of Default, THE NOTE SHALL

BECOME IMMEDIATELY DUE AND PAYABLE AND THE BORROWER SHALL PAY TO THE HOLDER, IN FULL SATISFACTION OF ITS OBLIGATIONS HEREUNDER, AN AMOUNT EQUAL TO 200% times the sum of (w) the then outstanding principal amount of this Note plus (x) accrued and unpaid interest on the unpaid principal amount of this Note to the date of payment (the “Mandatory Prepayment Date”) plus (y) Default Interest, if any, on the amounts referred to in clauses (w) and/or (x) plus (z) any amounts owed to the Holder pursuant to Sections 1.3 and 1.4(g) hereof (the then outstanding principal amount of this Note to the date of payment plus the amounts referred to in clauses (x), (y) and (z) shall collectively be known as the “Default Amount”) and all other amounts payable hereunder shall immediately become due and payable, all without demand, presentment or notice, all of which hereby are expressly waived, together with all costs, including, without limitation, legal fees and expenses, of collection, and the Holder shall be entitled to exercise all other rights and remedies available at law or in equity.

Below is a sample of the first two notes per the cross-default clause.

		200% of	Accrued	Default	Section
Note	Current	Principal	Interest	Interest	1.3 & 1.4(g) fees	Total Due
Date	Principal	(W)	(X)	(Y)	[1] (Z)	(W+X+Y+Z)
2/14/2017	$ 2,800	$ 5,600	$ 2,658	$ 1,646	$ -	$ 9,904
1/10/2019	$ 5,000	$ 10,000	$ 2,985	$ 1,988	$ -	$ 14,973
1	(Z) is unknown and cannot be calculated unless the fees are provided by the lender at conversion.

QUESTION-26

You state, “the company has analyzed its operations subsequent to December 31, 2023, through the date these financial statements were issued (date of filing with the OTC Markets).” Please revise to disclose a specific date for which you evaluated subsequent events.

PAGE-54

In accordance with ASC 855-10, the company evaluated its operations subsequent to the third quarter of 2024, up to the issuance date of these financial statements. No material subsequent events requiring disclosure were identified beyond those previously discussed. This includes previously filed Form 8-Ks for Q1, Q2, and Q3 2023, and the Form 8-K for year-end 2023, all filed under Item 9.01 (Financial Statements and Exhibits). These filings, which are incorporated by reference into our audited financial statements, include the unaudited consolidated financial statements for Q1, Q2, and Q3 of 2024.

QUESTION-27

Please file a currently dated auditor’s consent with your next amendment.

PAGE-55

QUESTION-28

We note that you identify Medellin Colombia as the address of record for your officers and directors. Please revise to disclose whether your executive officers and directors reside outside of the United States. To the extent they do, add disclosures regarding the difficulty in effectuating service of process and enforcement of civil liabilities against the company given its significant foreign operations and disclose, to the extent applicable, difficulties in enforcement against any directors residing outside of the United States.

PAGE-29

1.Address of Principal Executive Offices

300 Peachtree St. NE

Ste #1775

Atlanta, GA 30308-3565

1.Addresses of Directors

•Franjose Yglesias CEO, Director

Parcelas 46, Conjunto Residencial Santa Maria del Campo

Casa 12,

Cota Cundinamarca Republica de Colombia

•Marc Williams COO, Chairman

88Musquodoboit Hbr.

Halifax, Nova Scotia, Canada B0J 2L0

•Kevin Jodrey CCO, Director

35 oak street 4

Miranda, CA 95553

The company’s significant foreign operations present challenges in effectuating service of process and enforcing civil liabilities. This includes difficulties in obtaining jurisdiction over the company and its assets in jurisdictions outside the United States. Similarly, the enforcement of judgments or settlements against directors residing outside the U.S. presents challenges due to variations in legal systems and enforcement procedures. The company is aware of these jurisdictional and enforcement complexities and has implemented measures to mitigate these risks.

QUESTION-29

In an appropriate location, please disclose your multi-class capital structure and discuss the disparate voting rights of your common stock and Series A Preferred stock. In addition, revise your risk factor on page 15 to quantify the total percent of voting power control Franjose Yglesias, Marc Williams, and Kevin Jodrey will have individually, and collectively.

PAGE-11

The company’s financial statements disclose a significant concentration of voting power, with approximately 70% held by the following Directors; Franjose Yglesias (30%), Marc Williams (30%), and Kevin Jodrey (10%). This high level of directorial control raises potential governance concerns, including conflicts of interest and potential divergence of interests between controlling and minority shareholders. Investors should carefully assess the implications of this structure on decision-making processes and the potential for prioritizing the interests of controlling shareholders over those of minority investors. The lack of substantial independent representation on the board further underscores this risk. Investors should consider how this concentrated ownership might affect the company’s long-term strategic direction and sustainability.